Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: October 1, 2003

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A TRANSLATION OF INFORMATION MADE AVAILABLE

ON A FRENCH TOLL-FREE TELEPHONE NUMBER ON OCTOBER 1, 2003.

30 SEPTEMBER 2003

Air France retail shareholders hotline

Q&A support document

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Strategic rationale of the operation

Strategic rationale

1.	Why organizational and financial integration and not just a commercial agreement? Couldn’t you have reached the same benefits through a commercial alliance with a JV or profit sharing scheme?

There are clearly different ways to approach cooperation between airlines. This ranges from the purely commercial alliance to the full merger. Each has its own advantages and disadvantages. The most important thing is to ensure that the chosen model fits the situation in terms of overlap of the catchment areas, the nature of the competition between the two potential partners, and the desired cooperation strategy.

The alliance of Air France and KLM within the same group provides far more benefits than what could be achieved from a simple commercial partnership (even in the case of a JV with a profit sharing scheme and/or minority cross shareholdings).

In fact it provides the opportunity to achieve the benefits of a commercial agreement (i.e. revenues synergies) while overcoming the drawbacks attached to that formula in the case of Air France and KLM.

Both airlines operate a long-haul network from very close hubs (the distance between the two hubs being less than 400 km). This means that, in certain circumstances, the two hubs are competing for customers. To be fully effective, then, such an alliance can therefore only work better on the basis of an extremely well coordinated strategy and a “common bottom line”, which advance the alignment of both companies’ economic interests.

Moreover, while commercial alliances are a good way to deliver revenue synergies, we believe capitalistic alliances provide the opportunity for both deeper synergies (i.e. cost synergies) and faster phase-in of synergies.

2.	Why doesn’t KLM join SkyTeam without integrating with Air France?

same answer as n°1.

3.	Why put in place such one group – two airlines concept?

The structure of the deal aims to advance in the consolidation of the industry and promote the benefits of such consolidation in terms of market shares, synergies etc. while at the same time keeping the two airlines distinct in order to capitalize on both brands and temporarily deal with the issue of protecting the air traffic rights.

4.	What is the point of taking-over KLM if both companies remain two distinct operating airlines?

After an initial period, Air France and KLM will be headed by a holding company (Air France KLM) which will be responsible for the strategic development of both companies.

The structure of the deal aims to keep two distinct airlines for two main reasons:

—	From a regulatory point of view, this scheme will allow to secure KLM’s traffic rights.

—	From a strategic point of view, it will enable us to capitalize on both brands (brands are major assets in the airline industry).

5.	Why not merge the operating companies as well? Is that an option for the future and if so when could that be achieved?

We ruled out merging the operating companies because we want to preserve the identities of each airline and capitalize on their respective assets, notably their brands. Today we do not envisage this option for the future.

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6.	How the two airlines complement each other? In which areas do you view some overlap between the two?

The common approach of the two airlines as well as the effective complementarities of their respective positions and businesses lay the foundation for the success of the enlarged airline group. Both airlines have similar business profile with the same three core businesses: passengers, cargo and maintenance.

In each one of these three core activities, Air France and KLM complement each other very well.

—	In the passenger business where Air France/KLM will become the 1st European airline group and where Air France and KLM have similar hub-based strategies, the complementarities of the Air France and KLM networks are excellent:

—	out of a total of 101 long-haul destinations Air France and KLM only have 31 in common;

—	on medium-haul networks, Air France is particularly strong in Southern Europe while KLM is strong in Northern Europe.

—	The complementarity of Air France’s and KLM’s partnerships is also excellent, particularly in the US where Air France’s partner Delta already has an agreement with KLM’s two partners NorthWest and Continental.

—	A strong presence in cargo where Air France and KLM are the 4th and 11th largest in the world respectively (source IATA 2002 excluding integrators such as Fedex and UPS), but with complementary capabilities and expertise

—	In the maintenance business, the combination of Air France Industries and KLM E&M will lead to the creation of one of the largest MRO providers with full capabilities for both Airbus and Boeing product lines and scale and capacity to meet the maintenance requirements of major airlines

7.	Isn’t Air France just taking a main competitor out of the market?

No. KLM will remain a distinct operating airline and will contribute together with Air France to the success of the enlarged group bringing to the group its complementary strengths such as brand, network and non constrained hub.

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Timing

8.	When will the definite agreement be signed?

The	definitive agreement is expected to be signed within the next few weeks

9.	Is this good timing for Air France? For KLM?

It is good timing for both airlines if they want to take full advantage of being the first movers in the consolidation of the European airline industry at a time when economic conditions are expected to improve and when the enlargement of the European Union is expected to offer additional growth opportunities.

Such a move could also benefit from a favorable evolution of the regulatory framework regarding the traffic rights.

10.	Why not wait until Air France is fully privatized?

As part of this transaction, Air France will be privatized by dilution of the stake held by the French State which will decrease from 54% of Air France to 44% of the enlarged group (assuming full acceptance of the offer by KLM common shareholders but before exercise of the warrants) and will subsequently reach 39% if the warrants are fully exercised.

In any case, the French State has publicly stated its intention to substantially reduce its stake, with the timing of a disposal being subject to market conditions. For several years, Air France has been operating as a publicly listed company with the French State as a majority shareholder; the enlarged group, with the French State as a minority shareholder likely to further reduce its stake, will naturally continue to do so.

11.	Why didn’t Air France wait until KLM had fully implemented its restructuring program?

The deal doesn’t call into question the restructuring program of KLM. The sooner Air France and KLM start to cooperate the sooner the synergies are expected to be implemented

12.	Is this decision and the timing compelled by KLM’s financial situation?

No. Although KLM, like the whole airline industry, has been suffering from the current crisis, KLM enjoys a strong commercial position (brand, hub, staff, etc.) and still benefits from a comfortable cash position (€ 0.9 bn of cash in hand).

Even under these difficult market circumstances, KLM has still been able to attract new financing for its new fleet. Most of KLM’s debt is ‘secured debt’ without any restrictive covenants.

In addition, we believe that KLM’s financial position should improve as a result of better market conditions and the implementation of its current restructuring program. Finally, the deal with Air France should bring extra benefits, such as synergies and greater access to financial markets.

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13.	What are the main timing risks currently identified?

As of today, we do not expect any specific factor to materially disrupt the planned timing of the operation. The main factors that could impact the timeframe are:

—	longer than expected examination process by the European Commission

—	longer than expected preparatory and review process with the SEC

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Scope of the alliance

14.	What businesses and other activities are included in the integration? What will be excluded?

The proposed exchange offer applies to all KLM ordinary shares (including New York registary shares). If successful, the share exchange will result, after an initial period, in the totality of both Air France and KLM being consolidated within the Air France-KLM holding company.

15.	After integration of KLM, will any of KLM’s or Air France’s non-core activities be disposed of? In particular, will KLM’s leisure activities will be disposed of?

We do not intend at this stage to divest of any activity. Both Air France and KLM are “pure players” in the air transport sector sharing three core businesses (passenger, cargo and maintenance).

16.	Do you expect Alitalia to join the new Air France-KLM structure ?

Air France, KLM and Alitalia have signed a trilateral agreement that covers the conditions under which Alitalia may enter the proposed combination. With regard to the cargo businesses, Air France and KLM intend to agree on an accelerated integration of the Air France, KLM and Alitalia cargo activities, in order to establish a trilateral integrated cargo partnership. Next to the trilateral agreement, KLM and Alitalia intend to sign a bilateral agreement that arranges the commercial cooperation between the two airlines.

17.	Beside Alitalia, do you plan to add other parties in the future?

In the short term, Air France and KLM will be busy working on the coordination of their respective networks, their hubs and their other activities while SkyTeam will welcome three new partners (KLM, Northwest and Continental). This will result in the creation of the first European airline group, while putting SkyTeam on an equal footing with Star Alliance as the largest global airline alliance. It already represents a major step forward in the consolidation of the air transport industry.

At this stage, it is too early to tell whether the future addition of new parties will make sense. Should any opportunity arise in the future, it will be carefully studied in the best interests of both Air France and KLM customers, employees and shareholders.

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Risk factors

18.	What could jeopardize the transaction?

The deal remains conditional upon several approvals or preliminary requirements, including the following:

—	approval from relevant European and US competition authorities (including European Commission and Department of Justice),

—	effectiveness of the SEC registration statement and approval to list on the NYSE

—	tender by 70% of KLM common shareholders (including treasury shares),

—	approval of the transaction by the general meeting of Air France shareholders

We are, however, confident that these conditions can be met.

19.	Do you foresee any difficulties completing the transaction? And moving forward? Which issues do you see as the most difficult?

We do not foresee any significant difficulties in completing the transaction, which is supported by both management teams, both Boards and both governments.

However, we remain cautious, as the transaction is subject to antitrust authorities’ and shareholders’ approval even though we are confident of the positive outcome of these decisions.

Completion of the transaction will obviously depend on whether KLM shareholders tender their KLM shares in exchange for Air France shares and warrants. We believe that the premium offered to KLM shareholders should lead to a successful outcome for the share exchange offer.

Moving forward, initial contacts between the two companies so far confirm that both airlines have much in common and that they share the same business vision while having complementary strengths.

We are therefore extremely confident that both airlines will fruitfully cooperate on the implementation of revenue and cost synergies while organizing the development of both Air France and KLM in a coherent and harmonious manner. The corporate governance system in place will assist this coordinated implementation and harmonious development.

20.	What are the chances that the transaction will be rejected by regulatory bodies/ anti-trust authorities?

We are confident of the approval of the transaction by regulatory bodies and anti-trust authorities. We believe the transaction is in line with the foreseeable evolution of the European air transport sector advocated by the European Commission.

Our businesses operate in a highly competitive market, and competitive issues are likely to arise on a limited number of routes.

21.	What are the chances of a counter-bid for KLM’s shares?

Given the current regulation of traffic rights and the necessary cooperation between the two parties in this kind of transaction, it is hard to imagine a hostile take-over from a third party.

22.	Do you expect any difficulties, as far as these plans are concerned, coming from the Italian government?

Absolutely not. We expect the Italian government to support the deal, as we have secured Alitalia’s consent. We have kept them informed of our intentions, and we have preserved the Alitalia/Air France alliance already in place in order to share the benefits of this transaction with Alitalia.

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Key terms and conditions of the transaction

Terms of the transaction

23.	What is the exchange parity?

KLM shareholders will receive 11 Air France shares and 10 warrants for 10 KLM ordinary shares.

Based on the closing price of Air France stock on 29 September 2003 this values each KLM ordinary share at €16.74 and represents a premium of 40% to the closing share price of KLM on 29 September and a premium of 77% to the 3 months average share price of KLM.

The transaction values the entire common share capital of KLM at approximately € 784 million (including the theoretical value of the warrants).

24.	How will the warrants be offered to KLM shareholders?

The warrants will be offered to KLM shareholders on the following terms:

■	10 Air France warrants for 10 KLM Shares
■	3 warrants give the right to subscribe or acquire 2 Air France (future Air France-KLM) shares at a price of €20
■	The maturity of the warrants will be 3 1/2 years post closing of the transaction
■	The exercise period will start after the 18th month following the closing of the transaction

The warrants will be listed on Euronext Paris, Euronext Amsterdam and the New York Stock Exchange.

25.	How will the other classes of shares (KLM preference and priority shares) be acquired?

Upon the successful closing of the exchange offer, the Dutch State has agreed to sell to Air France its holding of 975 priority shares in KLM. The total costs for priority shares is not significant to Air France.

The Stichting Luchtvaartbelangen Nederland and Rabobank, owners of the 7 million outstanding Cumulative Preference C shares in KLM (representing 11.7% of KLM’s voting rights outstanding) have agreed to sell those shares to Air France conditional to the successful closing of the exchange offer. The total cost of the Cumulative Preference C Shares for Air France will be € 14 million.

The Dutch State which currently owns 8.8 millions Cumulative Preference Shares A in KLM (representing 14.7% of total voting rights outstanding), will decrease its stake in a similar proportion to the French State in Air France-KLM over time. The total cost of the Cumulative Preference A shares for Air France will be € 20 million.

26.	What is the minimum tender for the exchange offer?

The minimum level of acceptances is 70%.

27.	Where will the Air France shares to be exchanged for KLM shares come from?

KLM shareholders will receive newly issued Air France shares.

28.	When will the Air France capital increase take place?

Air France’s reserved capital increase will take place after the closing of the exchange offer, provided the minimum tender has been reached.

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29.	Where will the shares attributed to the exercise of warrants come from?

Shares attributed to the exercise of warrants will either be newly issued Air France shares or treasury shares owned by Air France.

30.	What is the timetable for the actual share exchange offer? Why wait for the 1st quarter 2004 before launching it?

Before the offer can be launched, several conditions will need to be satisfied or waived. Approval from the European and US competition authorities is one of them. Air France also needs to register the shares to be offered in the exchange offer with the SEC and list them on the NYSE.

It is expected that these conditions will have sufficiently advanced to permit the launch of the offer early next year.

Expected timetable:

October 2003:	Envisaged signing of the transaction agreement and regulatory filings with competition authorities

First half of March 2004:	Offer scheduled to be launched

Second half of March 2004:	EGM of Air France and KLM shareholders

Second half of April 2004:	Closing of the offer

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Conditions

31.	What are the main pre-conditions for Air France share exchange offer?

The offer will be subject to, amongst others, the following conditions being satisfied:

—	At least 70% of the common shares of KLM being tendered;

—	Approval from antitrust and other governmental authorities, and no governmental orders restricting the consummation of the transaction;

—	Consultation with the Works Council of KLM;

—	Approval by the Air France’s shareholders’ meeting of the capital increase in relation with the share exchange offer;

—	Formal approval from French, Dutch and US stock exchange and other regulatory authorities for listing and offer documentation.

32.	Does Air France and/or KLM need approval from their respective shareholders?

Air France shareholders will be asked to approve the Air France capital increase at the Extraordinary General Meeting that is expected to take place in March 2004.

KLM shareholders will have to approve the changes in KLM’s articles of association regarding the governance structure. An Extraordinary General Meeting is expected to take place in March 2004.

33.	Does Air France need approval from the French government?

The proposed transaction is subject to the approval of the exchange ratio and the exchange procedure by the French Commission des Participations et Transferts (CPT) and by the French Minister of Economy.

Furthermore, as a majority shareholder, the French State will have to vote for the proposed Air France capital increase.

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Shares & listing

34.	How many common shares will be listed?

Before the exercise of warrants, 271.3 million common shares are expected to be listed (of which 219.8 million shares held by former Air France shareholders and 51.5 million held by former KLM shareholders).

An additional 31.2 million common shares could be created following the exercise of the warrants (exercise period will start after the 18th month following the closing of the transaction)

35.	Where will the new shares be listed?

The new shares will be listed on the Paris, Amsterdam and New York stock exchanges (in the form of American Depositary Shares).

36.	How many warrants will be issued?

Assuming 100% acceptance of the share exchange offer, 46.8 million Air France warrants will be issued. If all the issued Air France warrants are exercised 31.2 million new Air France-KLM shares will be issued which would lead to an increase of the share capital of Air France-KLM of 624 million euros.

37.	Where will the warrants be listed? When?

The warrants will be listed on the Paris, Amsterdam and New York stock exchanges at the closing of the exchange offer.

38.	How much of KLM’s capital is already committed to the exchange of shares?

None of the common shares, but there is an understanding with KLM in respect of its treasury shares.

39.	Why does Air France need to list on the NYSE? When will this happen?

KLM New York registry shares will be exchanged against Air France ADS (American Depositary Shares) at an exchange ratio of 11 Air France ADSs + 10 Air France warrants for 10 KLM New York Registry shares.

40.	What is an ADS?

An ADS is a dollar-denominated negotiable security that represents ownership of shares in a non-U.S. company. ADSs are “evidenced” by ADRs (American Depositary Receipts).

41.	Which level of ADSs will Air France choose to list on NYSE?

Air France’s ADS program will be level 3.

Unlike a level 1 ADS facility, which can only be traded over-the-counter, level 3 ADSs are traded on an organized market (NYSE, NASDAQ, Amex) . Level 3 programs also require a greater degree of SEC reporting: issuers must reconcile their accounting to U.S. GAAP and meet the listing requirements of a particular U.S. exchange.

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Shareholding structure

42.	What is the current capital structure of KLM?

KLM shareholders’ capital includes common shares and shares with specific rights:

■	46.8 million common shares are listed on the Amsterdam and New York (in the form of New York registry shares) stock exchanges

■	non-listed shares with specific rights
–	1,275 priority shares held by the State of the Netherlands and five Dutch institutions
–	8.8 millions cumulative preference shares A held by the State of the Netherlands
–	7 million cumulative preference shares C held by a Dutch foundation

In addition, the Dutch State has an option allowing it to obtain 50.1% of KLM’s voting rights if KLM’s traffic rights are challenged because of the nationality of KLM shareholders.

43.	What will the new shareholding structure be at the end of the offer?

Assuming 100 percent acceptance of the offer and before exercise of the warrants:

–	Current KLM common shareholders would own 19% of the enlarged group.
–	The shareholding of the French state in Air France would mechanically be diluted from 54% to 44%.
–	The other Air France shareholders would own 37% of the enlarged group.

44.	What does integration mean for existing Air France shareholders? KLM shareholders?

Former Air France and KLM shareholders will be joint shareholders of the Air France-KLM holding company.

When KLM shareholders offer their shares in the tender offer, they will become shareholder of the enlarged Air France, which after an initial period will become Air France-KLM.

If the transaction is successful, Air France shareholders will automatically become shareholders of the enlarged Air France group, which after an initial period will become the holding company Air France-KLM.

Assuming full acceptance by KLM common shareholders, former Air France shareholders will have a 81% stake in Air France-KLM and former KLM shareholders will have a 19% stake in the new entity. As such, both may benefit from the synergies generated by the integration of the two companies within a single group.

45.	What does this transaction mean for KLM’s priority shareholders (including the State of The Netherlands)?

As part of the transaction, an agreement with the Dutch State regarding its 14.7% voting rights in KLM has been concluded stating that it would decrease its stake in KLM in a similar proportion as the French State in Air France-KLM over time and would sell it to Air France-KLM for a total amount of €20m.

The acquisition of KLM’s other classes of shares has been secured by Air France for a maximum cost of €14m and will be effective as of the closing of the exchange offer.

46.	Will Air France obtain 100% of KLM’s shares? Voting rights?

During a three-year transition period, Air France will own 100% of KLM’s economic rights and 49% of KLM voting rights.

The remaining 51% KLM voting rights will be shared by two Dutch Foundations and the Dutch State to allow for the protection of traffic rights.

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47.	Will the French State own any shares in KLM?

No, not directly. But by being a shareholder of Air France, the French State will become a shareholder of the enlarged group, which obviously includes KLM. The French State has, however, indicated publicly its intention to reduce its stake.

48.	Will the Dutch State own any shares in Air France?

No, the State of the Netherlands will not hold any shares in Air France.

49.	Will the Dutch government own any shares in KLM?

The Dutch State which currently owns 8.8 millions Cumulative Preference Shares A in KLM (representing 14.7% of total voting rights outstanding), will decrease its stake in a similar proportion to the French State in Air France-KLM over time.

The Dutch State will keep, for a three year period, an option allowing it to obtain 50.1% of KLM’s voting rights if KLM’s traffic rights are challenged because of the nationality of KLM shareholders.

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Air France privatization

50.	Why has the French Government not decided to privatize Air France through an offering of it shares?

As part of this transaction, it is expected that Air France will be privatized by dilution of the stake held by the French State. The French State’s shareholding will decrease from 54% of Air France to 44% of the enlarged group (assuming all KLM common shares are tendered in the exchange offer but before exercise of the warrants) and would subsequently reach 39% after full exercise of the warrants.

The French State has publicly stated its intention to reduce its stake in Air France to a much lower level. The timing of any disposal will be subject to the decision of French government, depending on market conditions.

51.	When is the French State planning to sell its remaining shares? Has a deadline been set with regard to KLM?

The French State has stated that it remains strongly committed to reducing its stake further. The timing of any disposal will be subject to the decision of French government, but in any event Air France should be effectively privatized upon completion of (and as a result of) the KLM share exchange offer.

No deadline has been set. Any disposal by the French State will continue to be subject to market conditions.

52.	What will happen if Air France is not fully privatized in the end?

The privatization of Air France was decided by the French government in July 2002. Since that announcement, all the necessary legislative requirements have been met. We have no reason to believe that the French State will not fulfill its commitment provided that market conditions permit it.

53.	Did KLM impose the condition that the French State reduce its stake in Air France to 20% or sell it completely?

The French State has publicly indicated its commitment to reduce its stake to 20% or less.

54.	Can the French Government sell all or part of its stake between now and the completion of the share exchange offer?

The French State remains strongly committed to reducing its stake further. As previously stated by the French government, the timing of any disposal will be subject to market conditions.

In any case, the French State has indicated that it does not intend its decision to hinder the Air France / KLM deal.

55.	What will the Air France/KLM transaction cost the French Government? Or will the French State get any cash as part of the transaction?

The transaction will not cost the French Government anything but neither will it receive any cash. The only impact for the French State will be the dilution of its stake in Air France from 54% to 44% of the enlarged group (including KLM) (assuming full tender by KLM shareholders but before exercise of the warrants), as a result of the capital increase. The French State’s stake will subsequently reach 39% if the warrants are fully exercised.

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Value creation

Synergies

56.	What is the amount of the expected synergies and when will they be fully available?

The identified potential synergies are expected to result in an improvement on the combined operating income (Earnings Before Interest, Tax and Amortization) of at least between € 385 million and € 495 million, following a step-by-step implementation over a period of five years, with further upward potential thereafter (over € 600 million).

Around 60% of this amount should derive from cost savings and 40% from incremental revenues.

This does not include additional expected synergies from KLM’s entry into SkyTeam and expected cooperation with partner airlines. Any improvements from the efficient utilization of the combined fleet have not yet been determined and have not been taken into account in these synergy estimates.

This estimate excludes possible remedies that may be imposed by regulators and the implementation costs of the transaction.

57.	What is the expected timetable for the generation of synergies?

The potential synergies are expected to be gradually implemented over a period of 5 years.

year 1	year 2	year 3	year 4	year 5	long-term
65-75	110-135	220-260	295-370	385-495	>600

NB: estimate excluding remedies and implementation costs.

58.	From which areas do you expect to derive your main synergies?

Synergy benefits should be realized through revenue enhancement, network synchronization, improved deployment of assets (both for the passenger and cargo business), better customer offerings in maintenance, and cost savings in the field, of procurement, sales and distribution, maintenance and information technology.

Consumers can expect to benefit from these synergies through an extended network with more frequent flights, attractive pricing and seamless service throughout the network.

Air France and KLM have already identified and evaluated a number of areas of potential synergies:

Sales and Distribution (estimated at 100 m€ from 5th year)

By coordinating the two sales organizations, the new group should have an improved presence around the world and should be able to offer a wider range of services to passengers. Cost savings may be achieved by coordinating the sales structures of the two companies. A joint negotiation position with catering and ground-handling partners could also lead to benefits.

Network and Revenue Management (estimated at 130-195 m€ from 5th year)

By fully code sharing and harmonizing their flight schedules, the two airlines should be able to offer more destinations and more and better connections for passengers. This should lead to an increase in the number of passengers and the load factor. Benefits should also arise from introducing a common booking class structure.

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Cargo (estimated at 35 m€ from 5th year)

In cargo, the new group should be able to offer a better product through a more extensive network, which, in combination with coordinated freighter planning, could lead to an increase of revenues and load factor. Cost savings should be possible by more efficient hub handling.

Engineering & Maintenance (estimated at 60-65 m€ from 5th year)

In E&M the two airlines should be able to integrate purchasing of stock and to create centers of excellence in engineering and optimize the use of existing E&M platforms.

IT (estimated at 50-70 m€ from 5th year)

Converging the IT platforms and applications used by both airlines may generate considerable cost savings in the medium term.

Other (estimated at 10-30 m€ from 5th year)

Optimizing and harmonizing other activities such as simulator utilization and joint purchasing of goods should deliver further costs savings.

59.	Where will the potential revenue synergies come from?

Around 40% of total potential synergies are expected to be derived from revenue enhancement. Potential revenue synergies will be mainly achieved in the passenger business through improved product offering and network organization.

Improved product offering

The combined group should be able to:

—	offer passengers more destinations through extensive code sharing,

—	offer extended lounge access and frequent flyer programs

—	have a stronger commercial network in the countries being served.

Network organization

By reducing overlapping routes and harmonizing schedules, the combined group aims to optimize its revenues.

60.	How do you intend to generate cost synergies while remaining two independently operated companies? Where will the potential cost synergies come from?

Around 60% of potential synergies are expected to derive from cost savings.

Costs synergies should be generated by leveraging the combined size of the new Group so as to benefit from scale effects through:

—	joint purchasing of equipment,

—	IT systems convergence,

—	Coordination of sales forces

—	joining the engineering and maintenance activities of the two operating companies.

61.	What does it potentially mean for bottom line now and in the future? What does it potentially mean for the combined balance sheet?

Within the next five years, these synergies are expected to have a positive impact on the combined operating income of at least of € 385-495 million

At the balance sheet level, the synergies, as they are implemented, should further strengthen the equity of the new group and therefore its financial structure.

62.	Have you accounted for implementation costs in your estimate of synergies? How much do these costs represent?

No, our estimates exclude implementation costs. The implementation costs are currently being evaluated.

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63.	What extra revenues and/or cost savings can be expected from KLM’s linking to SkyTeam ?

The € 385-495 million potential synergy figure does not include additional expected synergies from KLM’s entry into SkyTeam and expected cooperation with respective partners.

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Price rationale

64.	How was the parity determined? What is the premium?

The parity was determined on the basis of a multi-criteria valuation approach of both companies.

With respect to common shares, the parity offers a premium of 40% to the share price on 29 September.

Based on the average closing share prices of Air France and KLM, the offer for common KLM shares represents a premium (including Air France warrants valued at €1.68) of:

—	58% over the last month

—	77% percent over the last three months

—	84% percent over the last six months

We believe this premium is warranted by the potential synergies the new combination will generate and by the prospects for growth of the combined entity.

The premium represent at total of € 224 million based on the closing share prices of 29 September, and € 341 million over the average share price over the last 3 months.

The average premium roughly corresponds to a full year of expected synergies after tax (approximately 282 m€ vs.286 m€ respectively)

65.	How have the warrants been valued?

Based on the closing share price of Air France on 29 September of € 13.69, a risk free rate of 2.89% estimated Air France dividends of € 0.096, € 0.144 and € 0.188 (I/B/E/S estimates) during the exercise period, and an Air France share volatility of 40%, the value of the warrant is determined to €1.68 using the “Black & Scholes” method (dilution effect of the warrants taken into account).

66.	Given the valuation, is the transaction expected to result in a goodwill or a badwill?

The terms of the transaction imply an acquisition cost of 844 m€, which is below KLM’s net asset value of 1 476 m€ as of 31 March 2003. Air France will therefore have to record badwill amounting to approximately 632 m€.

The final amount of badwill will depend both on Air France share price and the analysis of KLM’s assets and liabilities at the time of the transaction.

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Air France & KLM shareholders’ benefits

67.	What makes you say that this is a value-creating transaction?

The potential to realize significant synergies after combining Air France and KLM should unlock significant value for the shareholders of both companies:

For Air France shareholders, the transaction is expected to:

—	create value through the gradual build-up of potential synergies

—	enhance the earnings growth potential of both operating income and net income (before goodwill and exceptional items)

—	be earning per share accretive as of the first year based on I/B/E/S estimates, and

—	improve Air France’s market status through increased liquidity, US listing and reduced French State overhang

For KLM shareholders, the offer represents an immediate premium of €4.78 per share (or 40%) and enables them to benefit from potential Air France-KLM earnings improvements due to potential synergies through :

—	their 19% stake in Air France-KLM

—	their Air France-KLM warrants

68.	What is the potential dilutive/accretive impact on earnings per share?

Although estimates are inherently uncertain, the proposed transaction should be accretive for Air France shareholders as of the first year based on I/B/E/S estimates.

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Organization, management & corporate governance

Organization & management

69.	What will be the new Group structure?

Following the proposed combination of Air France and KLM and as soon as legally possible, it is the intention that the Air France operating assets will be contributed to a newly created operating company (Air France).

The currently listed Air France company, renamed Air France-KLM will hold the two operating companies, each of which will retain its own identity, brands and operations. Both airlines will continue to operate from their respective domestic base.

70.	How will the new entity and operating airlines be governed?

During an initial period of three years, the new Group will be governed by a Board of Directors and a Strategic Management Committee.

The two operating airlines will continue to be governed by their respective control and management bodies although KLM’s Supervisory and Management boards will include Air France-KLM representatives.

71.	Where will the new holding company be based? What will be the name of the holding?

The holding company will be based in France and its name will be “Air France-KLM” (after the hive down of Air France).

72.	What will be the legal structure of the holding? What will be its nationality?

The holding company will be a French limited liability company (société anonyme).

73.	Although Air France and KLM will remain two distinct operating companies, will Air France be able to interfere in KLM’s management?

Global strategic decisions will be taken by the SMC, which will provide for balanced representation of both airlines, with the Chairman holding a deciding vote. The following matters, however, require unanimity: amendments to the KLM assurances; decisions regarding the scope of activities of Air France and KLM; and inter-company agreements on a non-arm’s length basis.

KLM supervisory and management bodies will include Air France-KLM representatives:

KLM Supervisory Board will consist of four members nominated by Air France-KLM and five independent members (for the three-year transitional period). After the transitional period, Air France-KLM will nominate five members and four members will be independent.

KLM Management Board will consist of four members nominated by the Supervisory Board of KLM and one member nominated by Air France-KLM.

74.	Will the combined group be manageable?

We believe the Strategic Management Committee and the associated mechanism of “ binding recommendations” will ensure efficient management of the Group based on a common strategy

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75.	Which board/executive functions will go to Air France and which to KLM?

The Chairman of the Board of Air France-KLM will be Jean-Cyril Spinetta, the current Chairman & CEO of Air France.

Leo van Wijk, current CEO of KLM, will be Vice-President of the Board of Air France-KLM.

At this stage it is too early to focus on the people who will hold board and executive management positions. KLM and Air France will focus first on getting the approval of shareholders, governments, regulators, etc, before appointing people to certain functions.

76.	Can members of the SMC and of the Board of Directors of Air France-KLM hold more than one position within the Air France and KLM management and/or supervisory bodies?

Yes they can hold several Board positions as long as they comply with French regulations regarding the accumulation of corporate mandates.

77.	Will the Dutch State still benefit from a “golden share”?

Today the Dutch State has an option (≈ “golden share”) allowing it to obtain 50.1% of KLM’s voting rights if KLM’s traffic rights are challenged because of the nationality of KLM shareholders.

The option has been maintained but amended in the framework of this transaction. If the Dutch State exercises its option, the State will vote in the best interest of KLM and in the best interest of the combined group and its shareholders.

The Dutch State option has a duration of 3 years and may be renewed 3 times for a 12 month period.

At Air France-KLM’s request and once the traffic rights are no longer endangered, the 50.1% voting rights held by the Dutch State shall be redeemed by KLM.

78.	What role will the Dutch Foundations play?

During the initial three-year period, two Dutch Foundations will be established for the purpose of holding and exercising together with the Dutch State 51% of the voting rights attached to KLM’s shares so as to preserve the Dutch nationality of KLM and therefore seek to protect its traffic rights.

There is also a Dutch Assurances Foundation which role will be to enforce the assurances given to KLM and to the Dutch State.

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Board of Directors

79.	Where will meetings of the Board of Directors be held?

Meetings of the Board of Directors of the Air France-KLM holding company will be held in France.

80.	Who will be the members of the Board of Directors?

After completion of the transaction, and following the hive-down of the Air France operating assets, the Board of Directors of the Air France-KLM holding company will comprise up to 16 members, of which:

—	3 executive directors (including CEO of KLM)

—	4 French independent directors

—	2 independent directors proposed by the Supervisory Board of KLM

—	3 directors proposed by the French Government

—	1 director proposed by the Dutch Government

—	1 director proposed by Alitalia

—	2 directors proposed by the employees’ shareholders

Jean-Cyril Spinetta, the Chairman and CEO of Air France, will be the Chairman and CEO of Air France-KLM.

Leo van Wijk, the CEO of KLM, will be the Vice-Chairman of the Air France-KLM Board.

81.	Why will a Dutch State representative be on the Board of Directors?

The Dutch State will be represented on the Board of Directors of Air France-KLM so as to ensure that the assurances given to the State of Netherlands are respected and to ensure that KLM’s traffic rights are protected.

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Strategic Management Committee

82.	What will be the role and powers of the Strategic Management Committee (SMC)?

The Strategic Management Committee will be responsible for advising and supervising the overall strategy and management of the combined group and the co-ordination between the two airlines during an initial period of three years. It principal roles are:

■	To outline the main management and strategic principles of the Group:

—	definition of the global strategy: networks & hubs coordination

—	financing strategy: budget and medium-term planning

—	fleet and investment strategy

—	common purchasing policy

—	alliance & partnership strategy

—	key management nomination

■	To translate the main management and strategic principles into directives (“binding recommendations”) for the Air France and KLM boards

The Chairman of Air France-KLM chairs the SMC and has a deciding vote on all decisions within the competence of the SMC, except on the following matters:

—	amendments to the KLM assurances;

—	decisions regarding the scope of activities of Air France and KLM;

—	nd inter-company agreements on a non-arm’s length basis)

83.	Who will the members of the SMC be?

The SMC will consist of eight members (four Air France representatives and four KLM representatives) with its chairman appointed by Air France.

—	the Chairman and CEO of Air France-KLM: Jean-Cyril Spinetta

—	3 members carrying out executive duties at Air France

—	the CEO of KLM: Leo van Wijk

—	3 members of KLM’s Management Board or KLM employees carrying out executive duties.

The Chairman of Air France-KLM chairs the SMC and has a deciding vote on all decisions within the competence of the SMC, except on the following matters:

—	amendments to the KLM assurances,

—	decisions regarding the scope of activities of Air France and KLM,

—	inter-company agreements other than at arm’s length.

84.	Where will the SMC be located?

The SMC meetings will take place alternately in France and the Netherlands.

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KLM’s management

85.	Will representatives of Air France be on KLM’s Supervisory Board? Who will they be?

Yes. For the transitional period of three years after completion of the transaction, the Supervisory Board of KLM will consist of nine members, of which four nominated by Air France and five by KLM. After the transitional period Air France-KLM will nominate five members out of 9.

86.	Will representatives of Air France be on KLM’s Management Board? Who will they be?

Yes. The Management Board of KLM will be appointed by the Supervisory Board and will consist of five members, one of which designated by Air France-KLM.

87.	Will Leo van Wijk remain on the Management Board of KLM?

Yes. Leo van Wijk will chair the meetings of the KLM Management Board.

88.	Will KLM’s Management Board/ Supervisory Board still have real decision-making power?

The management of Air France and KLM will be in charge of implementing the binding recommendations rendered by the SMC.

Each airline remains responsible for its own commercial and operational management: human resources, airworthiness and flight safety, service delivery, flight and ground operations, etc.

Air France’s management

89.	Who will the members of Air France’s Board of Directors be once Air France becomes a subsidiary of the holding company?

Jean-Cyril Spinetta will remain Chairman of Air France.

90.	Will representatives of KLM at the Executive Committee of Air France? Who will they be?

Yes. One of the KLM representatives will become a member of the Executive Committee of Air France.

91.	Will Air France’s Board of Directors still have a real decision-making power?

The management of Air France and KLM will be in charge of implementing the binding recommendations rendered by the SMC.

Each airline remains responsible for its own commercial and operational management: human resources, airworthiness and flight safety, product delivery, flight and ground operations, etc.

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Assurances

92.	What assurances has KLM safeguarded as minority partner?

The main objective of the KLM assurances is to preserve the long-term interest of both Air France and KLM while furthering the interests of the combined group and its shareholders.

The assurances given to KLM include:

—	Passenger/Cargo/Network/Hubs: multi-hub system around Paris-CDG and Schiphol. Fair long-term development of long-haul and medium haul-haul services at the two hubs.

—	Maintenance: long-term operational outlook for both Air France Industries and KLM E&M. Long-term sharing of “centers of excellence”

—	Identity and brand: safeguarding the national identities, logos and brands of Air France and KLM.

—	Human resources: maintaining and further developing “centers of excellence”. No discrimination in promotion decisions.

These assurances have been given for a five year period.

93.	What are the assurances given to the Dutch State?

The assurances given to the Dutch State are the following

—	Air-political status: Air France and KLM retain their respective home bases, operating licences, Air Transport Certificates and traffic rights.

—	Passenger/Cargo/Network/Hubs: multi-hub system around Paris-CDG and Schiphol. Fair long-term development of long-haul and medium haul-haul services at the two hubs.

These assurances have been given for an eight year period.

94.	How will these assurances be guaranteed?

As part of the transaction, a separate KLM assurance foundation will be established whose board will have general powers of oversight concerning these assurances.

95.	Has the preservation of KLM’s identity been imposed by the Dutch State as a condition to the deal?

Not preserving the identity of KLM has never been an option. The brand is a key asset of an airline. The objective of this transaction is to create value for the shareholders of both airlines by capitalizing on the efficient coordination of their combined strengths: giving up the KLM brand would result in destroying value.

In order to protect the interests of the enlarged group and its shareholders, the preservation of national identities and brands of both Air France and KLM is part of the assurances given to KLM.

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Regulatory issues

Traffic rights & operating license

96.	How do you intend to protect KLM’s traffic rights in this combination?

To ensure KLM will be able to retain its international traffic rights, 51% of the voting rights of KLM will initially be shared by two separate Dutch foundations and the Dutch State.

The Dutch Foundations will issue Depositary Receipts so that Air France may benefit from the economic rights attaching to the shares while 51% of the voting rights will continue to be exercised by Dutch nationals.

97.	Why has an interim period been established for three years? What will happen afterwards?

This three-year interim period is consistent with the recent decision of the European Council of Minister to transfer to the European Commission the ability to negotiate traffic rights with non-European countries. This three-year interim period should leave enough time for the regulation on traffic rights to evolve and therefore remove the constraints linked to the nationality of airline shareholders.

98.	Will KLM lose its Dutch nationality?

No. The proposed structure ensures that the voting rights attached to KLM’s shares continue, during the 3-year interim period, to be exercised by Dutch nationals with the goal of protecting KLM’s traffic rights.

99.	Was the proposed structure the only way to protect / address the issue of the traffic rights of both airlines?

Given the current regulatory environment, we believe this structure was the best option to preserve the traffic rights.

100.	Do you expect problems for specific air-political bilateral relations; losing landing and/or fly-over rights?

The innovative capital structure of the new group is intended to protect KLM’s traffic rights. We therefore do not expect to lose any landing and/or fly-over rights.

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Regulatory approvals

101.	Have you already been in contact with the European Commission and/or the US Department of Justice (DoJ)?

The transaction has not yet been officially filed with the European Commission or with the DoJ.

However, preliminary meetings have been held with officials in Europe and in the United States so as to inform the competent about the transaction. These preliminary meetings generated no feedbacks.

102.	Has the transaction received approval by the EU Commission yet? What are the risks?

No. Pre-notification contacts with the European Commission’s services have begun. The official notification is planned in October. The anti-trust review of the transaction should in any case be completed in advance of the launch of the exchange offer.

Both Air France and KLM see this transaction as pro-competitive and do not expect major difficulties with the EU competition authorities.

We expect that the proposed transaction will provide enhanced benefits for customers:

—	Through Amsterdam and Roissy, Air France and KLM will offer a much larger choice of schedules and routings, combining the offerings from Amsterdam and from CDG.

—	When combining the two inventories, we expect that customers will generally find more seats at lower prices.

—	And, last but not least, we expect that network rationalization will allow us to use larger aircraft with lower costs per seat that will allow us to propose even better fares than today.

103.	What reaction do you expect from your competitors?

We believe our main European competitors are conscious of the need for consolidation in Europe and are themselves considering the same type of transaction for the future. However, as we are pioneers, there is little doubt that our competitors will react.

104.	What remedies do you expect the competition authorities will demand? What are the routes in question: North Atlantic, France/Netherlands, others?

The transaction will be officially notified to the EU and US competition authorities. These authorities will want to make sure that competition is not adversely affected on the networks operated by both carriers and that no significant barriers to entry exist on those routes where there may be competition concerns.

Traditionally, the European authorities have requested assurances that slots will be made available, if necessary, on the city pairs where the parties operate overlapping services.

We believe that the US authorities will want to make sure that Air France and KLM and their alliance partners (Northwest and Delta) will not monopolize passenger business on the US-Europe market.

105.	What are the fall-back scenarios for Air France/KLM in the event regulators do not approve this transaction?

The approval from relevant regulatory authorities is a pre-requisite to the proposed deal.

Should the remedies and the commitments required by regulators not be consistent with our planned industrial strategy, we will analyze the new situation and how to deal with it.

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106.	Do you plan to ask for global transatlantic Anti-Trust Immunity (ATI) for the US (Delta, Northwest, Continental) and European (Air France, KLM, Alitalia, CSA) arms of SkyTeam ?

Air France, Alitalia, CSA and Delta were granted Anti Trust Immunity by the DoT in 2002, and Northwest and KLM were granted Anti Trust Immunity by the DoT in 1999.

For the time being, we are not planning to request a global transatlantic ATI, including all the expected future partners of SkyTeam (Delta, Northwest, Continental, Air France, KLM, Alitalia and CSA).

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Marketing & network strategy

Marketing strategy

107.	What has been arranged in the commercial agreement?

During the course of the discussions, many commercial matters have been covered, including network planning, corporate accounts, agency commissions, and pricing and inventory management. For all those items, the current positioning of the two airlines, as well as the competitive environment, have been analyzed.

The potential synergies in the commercial area represent more than half of the estimated total synergy amount.

Given the complementarities of the two networks, the complementarities of commercial strengths in Europe as well as the complementarities of the positioning of the two brands in different customer segments, we expect that synergies may be mainly obtained by addition and not through suppression of redundant items.

108.	Will the KLM brand disappear?

No, the KLM brand will not disappear. Our plan is to develop a dual-brand commercial strategy.

109.	How do you intend to manage the development of the two brands? Isn’t there a risk of cannibalization?

The key will be to organize efficient coordination by developing the strengths of both brands at the same time. Given the complementarities in terms of network and commercial strengths, we are very confident that we will be able to achieve this plan with limited risk of cannibalization.

110.	What will be the positioning of the two brands?

The objective is to obtain synergies thanks to the sum of our respective strengths.

111.	Will Air France and KLM have joint product development?

Products and services offered by each airline to its customers will remain distinct and conform to its own brand. But we will seek to achieve all kinds of synergies when defining our respective policies.

112.	What does the cooperation mean for passengers?

It means a great deal for customers. We will offer more destinations: 101 long-haul destinations out of Europe, excluding others, whereas today Air France only offers 74 and KLM 58 destinations.

Our common FFP will be enlarged and cover a broader scope.

Through Amsterdam and Roissy, we expect to be able to offer a much larger choice of schedules and routes combining the offerings from AMS and from CDG. We will combine the two inventories with the objective of offering to the customers of each airline more seats at lower prices. And, last but not least, we believe that the network rationalization will allow to use larger aircraft with a lower cost per seat, which may allow us to offer even better fares than today.

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Airport infrastructures & hubs organization

113.	Will Schiphol’s position as an airport with a global network be affected? What assurances have been arranged there?

We do not expect Schiphol’s position to be affected. Our strategy is clear: profitable growth of both airports, AMS and CDG. Our business models in which connections are key need to be supported by a minimum of growth to keep and develop their efficiency.

All concerned parties have agreed that with respect to common destinations, the share of growth between Amsterdam and CDG will have to be fair, taking into account the economic rationale, the natural flows, the development capacities and the efficiency of the two airport infrastructures.

114.	What is Schiphol’s expansion capacity?

Schiphol currently ranks as the 4th European airport, with 40.7 million passengers, and should benefit from further expansion opportunities both in terms of aircraft movements and passengers:

With the 5th runway fully operational (anticipated for November 2003), runway capacity will reach 120 movements per hour (520,000 movements/year).

115.	What about the environmental constraints at Schiphol? Will KLM shift operations to CDG to overcome environmental constraints?

We do not believe that Schiphol airport faces any important environmental issues for its development. A successful negotiation between airport authorities, local and government authorities, neighborhood associations should permit traffic growth corresponding to demand.

116.	What is CDG’s expansion capacity?

Paris-CDG currently ranks as the number three airport in Europe with 48.4 million passengers per year and a capacity of 104 movements/hour with three runways operating simultaneously.

In terms of movements, CDG’s current capacity is 104 movements/hour with 3 runways operated simultaneously. This capacity is expected to progressively reach 120 movements/hour when the four runways are operating simultaneously, in 2004.

In terms of passengers, CDG should benefit from further capacity expansion with the gradual opening of Terminal 2E and its satellites.

117.	Will Schiphol be developed as Paris’ third airport?

No, Schiphol will be developed as the Amsterdam airport in a European multi-hub system.

118.	KLM is currently running its Paris operation from CDG1. Do you plan to move KLM to CDG2 and maybe to Terminal 2E?

Of course, it has been planned that KLM move its operation to CDG2.

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119.	Is there a real benefit from having two hubs so close together?

It is clear that things would be easier with a longer distance between the two hubs, but we have to take into account the fact that our networks are very complementary both in terms of long-haul flights and feeder flights:

—	KLM is stronger in the North of Europe, Air France is stronger in the South of Europe ;

—	our positions are also complementary in European cities where Lufthansa is the main player.

Furthermore, we do believe that within a few years, European air transport will suffer from dramatic airport under-capacity. In this environment, it will be key that we benefit from the potential to expand capacities at Schiphol and CDG

It is also interesting to note that Lufthansa is also developing a multi-hub strategy at Frankfurt and Munich, which are even closer than Paris and Amsterdam.

120.	What will be the role of Orly in the combined network?

Orly will continue to play a key role in the Air France network. It is the customers’ preferred airport for domestic services, not only to the French regions, but also to the French West Indies and Reunion island. Being strong in Orly is key for Air France to remain strong on the French market, as well as to develop the regional network with its affiliates, Regional Britair and CityJet.

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Hubs & networks development

121.	Where is the complementarity in the networks?

On long-haul routes, we believe our networks are complementary. Over a total of 101 destinations, only 31 overlap, with 43 being serviced by Air France only and 27 being serviced by KLM only.

In Europe, KLM is stronger in the North, while Air France is stronger in the South. And we are about equal in size in the cities where our main European competitor is leader and where we need to combine our strengths.

The combination of our long-haul and medium-haul complementarities multiplies the origin/destination coverage.

122.	How will you organize/decide on the division of operations between Air France and KLM?

On destinations that have sufficient potential and where both airlines operate today, our objective is to offer at least one daily non-stop service out of each hub in order to benefit from the complementary catchments areas and feeding networks. Of course, we will coordinate the schedules to offer our customers greater choice on the overlap origins and destinations.

Opening of new destinations, as well as the development of existing ones, will be coordinated between the two airlines.

The routes between France and the Netherlands will be reorganized in order to optimize the feeding of the two hubs and especially the connections between the French market and Amsterdam.

123.	How do you manage/divide the overlap in the networks?

[same answer as n° 122]

124.	Have you created a decision-making framework for the allocation of new routes to CDG/AMS?

The allocation of new routes will be fair, taking into account:

—	the economic rationale

—	the natural flows

—	the infrastructures capacities

and the fact that all our strategy is to organize profitable growth at both hubs.

125.	Will Air France operate/market Air France long-haul flights from AMS? Will KLM operate/ market KLM long-haul flights from CDG?

It is not in our plans to have Air France operate flights out of Amsterdam or to have KLM operate flights out of CDG. Of course, we will try to code-share wherever this is possible and attractive for customers.

126.	Do you intend to set up a Paris-Amsterdam shuttle?

Yes. We plan to organize a shuttle.

127.	Will KLM and Air France consider stopping flight services from Paris to Amsterdam when the TGV is fully implemented in 2006?

Of course not! We expect to continue to compete for business with the TGV.

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128.	Will KLM suffer from the “Corus effect”; getting the less attractive routes and activities and being used to subsidize Air France activities? What guarantees does KLM have there?

Once again, we plan profitable growth in both hubs because it is key for the efficiency of our two business models. This growth should be profitable but it also should be fair. This clearly means that one cannot design a network by assigning good destinations to one hub and bad destinations to the other.

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SkyTeam & alliance policy

SkyTeam

129.	Does the agreement reached between Air France and KLM mean that the Dutch company is now a member of the SkyTeam alliance?

All the SkyTeam partners have already expressed that they will be glad to welcome KLM as a new member.

If the plan created by KLM and Air France is approved by competition authorities and shareholders, KLM membership in SkyTeam will be fully supported after fulfillment of SkyTeam membership requirements.

130.	Does KLM have bilateral agreements in place with all SkyTeam members?

Bilateral agreements are expected to be in place with all SkyTeam partners at the same time KLM joins SkyTeam

131.	When will Northwest and Continental join SkyTeam?

The SkyTeam governing board has already confirmed that Continental and Northwest will be welcomed into SkyTeam .

132.	What will be the consequence for SkyTeam?

SkyTeam currently represents approximately 12% of worldwide traffic, while KLM-Northwest and Continental represent approximately 9%.

By welcoming KLM and its two US partners, SkyTeam could increase its market share to approximately 21% and become one of the largest alliances worldwide (Star Alliance has approximately 22% of worldwide traffic and Oneworld has approximately 17%).

Source: IATA

133.	What does this mean for the Delta, Northwest and Continental commercial agreement?

Initially the Delta, Northwest and Continental commercial agreement was autonomous. With SkyTeam participation all marketing and commercial agreements will be strengthened in accordance with anti-trust and competition law and will allow the future entry of Northwest and Continental into North Atlantic cooperation arrangements.

134.	What does it mean for KLM’s exclusive transatlantic JV with NW?

Nothing is expected to change in this regard.

135.	What benefits will KLM bring to SkyTeam?

The membership of KLM should enhance the attractiveness of SkyTeam thanks to:

—	an established brand covering a worldwide network

—	a strong position in northern Europe, Scandinavia and UK, West-Africa, Middle East, complementary activity on transatlantic routes (through its partners Northwest and Continental), and a major new European hub, Amsterdam-Schiphol with strong growth potential

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136.	How will KLM’s network complement SkyTeam‘s existing European presence? Isn’t KLM’s network similar to that of Air France?

—	KLM has developed a major hub, offering a real European alternative solution for connecting traffic, as well as for Amsterdam origin/destination passengers.

—	KLM has a historically strong network covering Northern-Europe, particularly the Scandinavian and UK markets.

—	KLM has developed a complementary network from Europe to Africa (e.g. Nairobi) and from Europe to Asia (e.g. Kuala Lumpur).

137.	What does joining SkyTeam mean for KLM’s brand and product?

Like all SkyTeam partners, KLM will continue to operate under its own brand while benefiting from the advantages of the alliance.

By joining the alliance, KLM will be able to offer an enhanced service to its costumers thanks to the network and multiple connections allowed through all the SkyTeam hubs (ATL, CDG, MXP, FCO, PRG, SEL, MEX). Furthermore, KLM will offer a service incorporating all SkyTeam standards, including the 10 SkyTeam customer benefits

138.	What does linking to SkyTeam mean for KLM passengers?

—	Access to SkyTeam network of more than 500 destinations in 110 countries,

—	Access to the 10 SkyTeam customer benefits: more miles, more lounges, guaranteed reservations, more flights, more fares, easy connections, enhanced check-in, quality standards, reservation network.

—	FFP added value, especially for Elite passengers.

139.	What does it mean for Alitalia?

Air France, KLM and Alitalia have signed a trilateral agreement that covers the conditions under which Alitalia may enter the proposed combination. With regard to the cargo businesses, Air France and KLM intend to agree on an accelerated integration of the Air France, KLM and Alitalia cargo activities, in order to establish a trilateral integrated cargo partnership. Next to the trilateral agreement, KLM and Alitalia intend to sign a bilateral agreement that arranges the commercial cooperation between the two airlines.

140.	Which other existing partners of KLM are expected to join SkyTeam?

Any new partner integration needs all SkyTeam members’ approval. At this stage, only Northwest and Continental partnerships have been discussed by the Board of SkyTeam.

141.	How many new members will SkyTeam accept after the expected entry of Northwest, Continental and KLM?

The integration of a new European partner as important as KLM which will most likely soon be followed by the entry of two major American carriers, Continental and Northwest, is a huge step in SkyTeam ‘s development.

SkyTeam ‘s strategy is not to obtain as many members as possible, but rather to provide the best services to its customers.

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Alliances & affiliates

142.	What other code-share relationships does KLM have?

KLM’s alliance partners are Northwest Airlines (Passenger and Cargo business ; joint venture and joint operations on all transatlantic service and code-sharing and other cooperation worldwide) and Kenya Airways (Passenger and Cargo business ; joint venture on Europe-Africa service, code-sharing and other cooperation).

Other important partners for code sharing, loyalty programs and lounge sharing are: Malev, Malaysia Airlines, Continental Airlines, TAM, China Southern and Air Europa.

—	KLM’s partners in Europe and Africa are: Air Alps, Air Europa, Aer Lingus, Comair Limited, CSA Czech Airlines, Cyprus Airways, Kenya Airways, KLM cityhopper, KLM exel, Lithuanian Airlines, Maersk Air, Malev, Martinair, Meridiana, SNCF (railway company), Thalys (railway company), Transavia Airlines and Ukraine International.

—	KLM’s partners in the Middle East and Asia are : China Southern, jet Airways and Malaysia Airlines.

—	KLM’s partners in the Americas are : Alaska Airlines, Continental Airlines, Surinam Airways and TAM Brazil.

143.	What other code share relationships does AF have?

Air France currently code-shares with about 40 airlines, including SkyTeam members (Aeromexico, Alitalia, CSA Czech Airline, Delta Air Lines and Korean Air). Besides SkyTea partners, code-share agreements include: Adria Airways, Air Austral, Air Mauritius, China Estern, Finnair, Japan Air Lines, Luxair, Maersk Air, Malev, Portugalia, Royal Air Maroc, South African, TAM and Tunisair.

Air France aims to develop its code-share agreements, as there is a real commercial and economic added-value to offer more frequencies and/or destinations. Obviously, our code-share/partnership policy is in full compliance with SkyTeam strategy.

144.	What does integration with AF and linking to SkyTeam mean for KLM’s existing partners?

KLM’s joining SkyTeam is expected to have no impact at this stage for KLM’s existing partners, as their current arrangements are grand-fathered

145.	Are you expecting Malaysia to join SkyTeam as a second Asian member?

Any new partner integration requires all SkyTeam members’ approval. At this stage, only the Northwest and Continental partnerships have been discussed by the Board of SkyTeam.

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Fleet management

146.	Do you plan to set up a common fleet management policy?

We are currently examining the main areas of fleet management where synergies may be generated. The progressive harmonization of the management of both fleets could permit the Group to benefit from efficiencies of scale, family concept and industrial commonality?

Short/medium-term opportunities could come from coordinated fleet utilization. On a longer-term basis, greater opportunities could result in group joint purchasing and contracting.

147.	Do you plan to implement a common fleet rationalization program? How much will it cost? What are the expected benefits? Within which timeframe?

This is something Air France and KLM will study in the future.

Part of KLM’s and Air France’s fleets are similar already or will be shortly: A330-200, B777-200, B747-400ERF, Fokker 70/100, GE motors…

148.	Given KLM’s fleet structure, what benefits can you expect? Isn’t this contrary to AF’s fleet rationalization program?

Part of KLM’s and Air France’s fleet types are similar already or will be shortly: A330-200, B777-200, B747-400ERF, Fokker 70/100, GE motors.

KLM’s long-haul fleet will go from four to three types of aircraft. This is expected to improve efficiency and flexibility and to decrease costs for training, handling and maintenance.

149.	KLM is the only European airline to operate the B747 combi. What do you intend to do with these aircraft?

KLM will continue to operate these aircraft from its Schiphol hub.

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Financial issues

150.	The consolidation of KLM will considerably increase the new Group’s gearing. How do you expect to reduce indebtedness in the coming years: cash flow, asset sales, reduced investments…?

As of 31 March 2003, the combined gearing of Air France and KLM is estimated at 121%. Our target is to bring the gearing to the level of 100% within two years after the closing of the transaction. We expect to achieve this through:

—	expected synergies

—	KLM’s restructuring plan

—	strict financial discipline

151.	Will the consolidation of KLM’s debt poses a problem under Air France’s €1bn syndicated credit facility?

Air France will still benefit from its 1 billion-euro credit facility, as the financial cover ratios of the new consolidated entity are expected to still fulfill the financial covenants.

152.	What are Air France and KLM respective financing conditions?

Air France has recently demonstrated its ability to develop new financing sources on favorable financing terms. (see EETC)

KLM, being located in a non-export aircraft manufacturing country, benefits from attractive financing conditions from the export credit banks.

153.	Will the deterioration of the balance sheet have an impact on Air France’s EETC?

We do not expect any impact. The EETC was successfully finalized in July.

On the contrary the EETC enabled Air France to raise 435 m€ which reinforces its cash position and therefore its ability to implement its fleet investment program.

154.	What will be the gearing of the new group?

The combined gearing of Air France and KLM is estimated to be 121% as of 31 March 2003.

Our objective is to bring the gearing down to the level of 100% within two years after the closing of the transaction.

155.	Why is KLM in such a difficult financial position (net loss, high gearing)?

KLM is not in a difficult financial position. KLM’s net loss in FY 02/03 was mainly attributable to one-off extraordinary items (including the Alitalia claim).

Given its network structure, KLM has also been more exposed to the crisis in North America and in Asia.

KLM’s gearing is high but in line with its plans, given the fact that it has embarked on a extensive intercontinental fleet renewal program. We believe that it has an adequate cash position, and in difficult market conditions KLM has been able to attract new financing for its new fleet. Most of KLM’s debt is ‘secured debt’ without any covenants on it.

156.	How do you intend to improve KLM’s financial situation?

KLM remains committed to its structural cost savings program announced in April 2003. This program aims to improve operating income by 650 m€ as of 1 April 2005.

157.	Does the deal call into question KLM’s restructuring plan?

No. KLM remains committed to its structural cost savings program, announced in April 2003 and is still working towards a 650 m€ improvement in operating income in 2005-06.

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158.	What will be the impact of the badwill on the new consolidated accounts?

The terms of the transaction imply an acquisition cost of 844 m€, which is below KLM’s net asset value of 1 476 m€. as of 31 March 2003. Air France will therefore have to record badwill amounting to approximately 632 m€.

The final amount of badwill will depend both on Air France share price and the analysis of KLM’s assets and liabilities at the time of the transaction.

159.	Why and by when do Air France and KLM have to produce US Gaap financial statements?

In order to offer its shares, ADSs and warrants to KLM shareholders in the United States, Air France will need to produce financial statements under US Gaap or reconciled to US Gaap.

AF is already working on this project in order to have the financial statements ready by the end of the year in order to prepare the necessary SEC fillings. As KLM is listed in the US, it already publishes accounts reconciled to US Gaap.

In the event of the successful closing of the exchange offer, the AF/KLM Group will continue to publish consolidated financial statements reconciled to US Gaap, as its securities will be listed on the NYSE.

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Social & cultural issues

Social issues

160.	Do unions and Works Councils have to agree to the transaction?

As usual both at KLM and Air France, Works Councils and have been and will continue to be informed and consulted on a regular basis. This will continue after an agreement has been reached.

161.	What does this integration mean for staff? Do you expect redundancies at Air France and KLM?

The proposed agreement has no plan for any redundancies. But more importantly, if KLM and Air France are planning to join forces, it is to grow together not to downsize their workforce.

162.	Will there be an exchange of staff between AF and KLM?

At this stage, no exchange of staff is planned.

163.	Will there be any harmonization of labor conditions for AF and KLM staff and management?

No harmonization of labor conditions is expected. Air France will keep its operational base and labor conditions in France as will KLM in the Netherlands.

164.	Will you have a common employee policy (hiring, salary negotiations…)?

At this stage, no common staff policy will be implemented. Air France and KLM will keep their current status as French- and Dutch-based operating airlines. Air France and KLM will continue to apply their respective employee policies in accordance with their respective national labor regulations.

165.	Is KLM’s redundancy plan still planned? Will it be increased?

KLM’ s current restructuring plan is being implemented as planned. KLM needs to restructure so as to improve its financial situation and to become a strong partner in the new combination.

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Cultural & integration issues

166.	Do you foresee a difficult reception by the Dutch public? How will you address this?

No. We think that Dutch public understands the necessity of consolidation in European airline industry. They also understand that KLM has arranged certain assurances regarding the safeguarding of KLM’s brand, Dutch landing rights and other air-political rights and maintaining the main port position of Schiphol Airport. Dutch consumers can benefit from KLM joining SkyTeam and the related benefits at Schiphol Airport and worldwide.

167.	How will you manage problems due to different cultures?

We don’t expect problems in this realm. KLM and Air France are both Western European airlines, working in a European and global environment, with offices and staff and customers worldwide in all sorts of cultures.

Besides, KLM has also experienced in other partnerships, including Northwest and Kenya Airways, for instance, that if the business case is sound and the cooperation is a success, cultural differences do not pose a problem.

168.	KLM’s experience with Alitalia has proven that these problems mainly existed in the layers under the top. How are you going to manage that?

The break-up between KLM and Alitalia took place for business reasons and was not due to cultural differences. Employees of KLM and Alitalia retain good contacts. Of course, managing cultural differences will be part of managing the combination: the aim will be to join the best of both worlds!

169.	Is KLM not afraid of the frequent strikes and social unrest in France?

Air France is one of the strongest and financially healthiest airlines in Europe. This has not been achieved through frequent strikes and social unrest. The turn-around of Air France in recent years has been achieved in a very positive and constructive labor environment.

170.	How is the relationship between Messrs Spinetta and Van Wijk? Between the two management teams?

In one word: excellent!

171.	What reaction do you foresee from your closest competitors?

They will be interested on how this cooperation will develop, we assume. As we have seen in recent weeks, KLM and Air France are not the only European airlines to work on the necessary and unavoidable consolidation of the European airline industry. Just as we have seen in the USA, the European airline industry is now also evolving toward three competing alliances.

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Air France employees’ issues

172.	What will be the French State’s role in Air France if its stake is reduced to 20%?

As of today, the State is a majority shareholder in Air France, which means that any important decision has to be accepted by the State and approved by the State during shareholders’ meetings. The State has announced its intention to reduce its stake to 20% or less of Air France’s capital and voting rights. It will therefore share its power with all the other shareholders and in some instances a compromise would need to be found between the various shareholders, as is the case for any publicly listed company.

173.	Are we sure that the State will always keep an approximate 20% stake in Air France, or is this guarantee limited to a certain period of time?

This decision belongs to the State. All scenarios are conceivable. For instance, in Germany the State has entirely pulled out of Lufthansa; in the Netherlands, the Dutch Government has so far kept a 14% stake in KLM, etc.

174.	How is the notion of “public utility” going to be affected by the privatization?

The privatisation will not in any way affect the notion of public utility. The notion of public utility in air transportation is governed by the French legal framework of obligations attached to public utilities (“obligations de service publique”). It allows a State or any local authority, community or body to subsidize an airline so that an airline can operate a route which would not be profitable if it was not subsidized, while taking into account all the constraints imposed on the airline (number of daily flights, maximum fares, etc.). When a governmental entity decides to grant such subsidies, it must organize a tender offer, asking several airlines the level of subsidies they would require to operate the route, so that it can select the best offer. This is a widespread practice across Europe.

The privatisation of Air France would not prevent the company from bidding for such routes, as it does today.

175.	If the State no longer holds Air France shares, what would happen in the event of a crisis affecting Air France?

As far as the role of the State in case of a crisis is concerned, the Chairman of Air France has always been very clear. He has indicated on several instances that if the airline was in difficulty due to its own fault, there should be no reason for the State – i.e. French citizens – to spend money in order to correct the airline’s mistakes.

This would, in any case, be forbidden by the European Commission.

A major crisis resulting from external factors should be regarded as a different situation. In that case, it would be legitimate for all States to help troubled airlines. This is what happened in Europe and in the US after the September 11 terrorist attacks, when insurance companies indicated that they no longer wanted to insure war risk. Immediately thereafter, a European agreement allowed States to substitute for insurance companies and to offer airlines an insurance mechanism. US airlines also benefited from substantial subsidies in the same period.

176.	What will happen from a labor point of view once Air France is privatized?

One should note that labor agreements in general, and the “Agreement To Progress Together” (“Accord Pour Progresser Ensemble” – APPE) in particular, are signed for a definite period of time. These agreements will continue to be applied as planned. The guarantees attached to these agreements (e.g. no collective redundancy plan for economic reasons, no subsidiarization) will still be effective.

After the application period, negotiations between trade unions and the management will take place so as to reach a new agreement. Just as was the case for the previous agreements.

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The French labor law specifies that a collective agreement with a definite duration continues to be effective after it expires, like an agreement with an indefinite duration. So the APPE will be maintained for a fifteen-month duration after its expiry date, which should leave sufficient of time for social partners to reach a new agreement.

We believe that this legal mechanism, which applies to labor conventions or collective bargaining agreements in force in private sector companies, provides employees with better protection than the current State-owned status.

177.	Will the status of Air France staff disappear once Air France is privatized?

Yes and no. Their status will not disappear immediately after the privatization. Air France has asked and obtained from the French authorities permission for the status to be maintained for a two-year period in order to calmly organize the switch from this status to the convention which will replace it.

178.	Are there European collective bargaining conventions?

At the European level, there is no collective bargaining convention similar to the French national air transport collective bargaining convention, that is to say a text governing the social rights which specifically apply to a given industry.

179.	Will staff be reduced? Will there be any lay-offs or redundancy plans?

The number of Air France employees is determined by the level of activity and the development of the company. Although Air France operates in a highly competitive environment, we believe the air transport industry as a whole is likely to grow over the long term.

The privatization represents an essential lever for Air France’s development. In any case, privatized or not, the most efficient guarantee for employees of any company to secure their jobs lies in the financial health of the company. The APPE already secures for the three years to come the employment level of Air France and rules out redundancies as a means to improve productivity. No redundancy plan is tied to the privatization, these two issues are completely independent from each other.

180.	Are productivity requirements within a privatized firm as well as shareholders’ requirements not going to lead to a deterioration of working conditions?

No company can operate without caring about its profitability. Whether State-owned or publicly listed, Air France must remain in good health to ensure its durability and must therefore pay attention to its productivity.

As far as working conditions are concerned, nothing is expected to change. What really drives the working conditions of employees is the economic success of a company and the way the company is managed, not the fact that it is privatized or not.

Moreover, in the air transport industry, the “product” is a service. Whether the company is State-owned or not, customers would immediately perceive the consequences of labor unrest through the quality of the service provided. It is therefore out of the question to let working conditions of employees deteriorate. It is simply inconceivable for an airline, once privatized, to for example generate savings by reducing safety-related jobs.

181.	Will privatization have any consequence on retirement benefits?

No, there is no reason why the pension plans would change as a result of the privatization. Current plans and organizations in charge of the management of such plans will stay in place. The flying personnel’s pension plans are governed by the provisions of the Civil Aviation code, which will continue to apply, whether the air transport company is State-owned or not. Similarly, ground staff have been participating since the 1 January 1993 in the ARGIC/ARCCO plan just like any company from the private sector.

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182.	What guarantees will employees have regarding their entitlements? Regarding their benefits (e.g.GP )?

These guarantees are included in French labor law. In this respect, Air France is no different from any other French company. Employees have entitlements which must be strictly respected and which are guaranteed by the labor code. Social entitlements will therefore be entirely preserved. Once privatized, Air France will be governed by the collective bargaining convention of the industry as well as by the company’s convention, a system which will be at least equivalent to today’s status. Your personal situation will not be affected, whatever your job, your length of service and your level of responsibility.

183.	Will the privatization not result in the “subsidiarization” of the non profitable entities?

The privatization and the “subsidiarization” are two distinct matters. As of today, not only is no “subsidiarization” on the agenda, but the Air France Chairman and CEO has committed himself through the APPE to “keep within the company all the activities which are in the core businesses of Air France. This applies notably to MRO, cargo and IT services”.

184.	Will the transaction with KLM result in a decrease of the stake held by Air France employee shareholders in Air France’s capital?

At first, yes. Like any other Air France shareholders, the stake held by employee shareholders will be diluted as a result of the capital increase. The employees’ stake will decrease from 13% to approximately 10.7%.

However, the employees’ stake in the new combined Group is expected to increase again as a result of a planned General Employee Offering and a salary-share exchange (ESA) shares scheme that is planned if the State decides to sell part of its remaining shares.

185.	When will employees be entitled to buy shares?

Air France employees will be given the possibility to buy on preferred terms a portion of the shares which may be sold by the State. The percentage that has been decided for the second General Employee Offering (ORS) is 15%, to which should be added a Share for Wage Exchange (ESA), which will amount to 6% of Air France’s capital. Unlike the 1999 ESA which was only available to pilots, this one is expected to be open to every employee of the Air France holding company (excluding subsidiaries and local staff).

186.	Which benefits will be offered to employees with respect to the future General Employee Offering? With respect to the Salary-Share Exchange (ESA)?

For the General Employee Offering, as in 1999, there will be benefits in the form of a discount, free shares, payment facilities…

As for the ESA, the plan is currently being negotiated with the trade unions. You will be given details when the offer takes place, as a comprehensive information service will be set up at that time, including information units within each entity.

187.	Will local staff be granted access to the ORS?

As it has committed itself to do, the company has studied access conditions for the General Employee Offering for local staff, as was done in 1999. It should be noted that retail share offerings are restricted by local regulations. These regulations represent a barrier to employee shareholding. One must study local regulations and make contacts with the local market authorities. We therefore can only open a preferred subscription offer for the employees in countries where the administrative procedures are not disproportionate with regard to the number of local employees. This is why the following countries have been selected: France (including overseas territories “DOM TOM”), Austria (to be confirmed), Belgium, Canada, Denmark, Finland, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, the United Kingdom, the United States of America. Local staff are however not entitled to participate in the ESA (Salary-Share Exchange).

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188.	What will happen to these commitments when the Chairman ends his mandate?

When a company’s Chairman and CEO makes commitments, he makes them in the name of the company. In order to implement these commitments, its important that agreements be reached with the trade unions. But clearly, the Chairman and CEO’s commitments are those of the company and will therefore remain in place after the end of the Chairman’s mandate.

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